12011642

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington DC
123

SEC FILE NUMBER
8- 65282

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northwest Investment Advisors Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 South Washington, Ste 210
(No. and Street)

Spokane	Washington	99201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Katherine Anderson (404) 303-8840
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schoedel & Schoedel CPA's PLLC
(Name – *if individual, state last, first, middle name*)

422 W. Riverside Dr. Ste. 1420	Spokane	Washington	99201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/03

OATH OR AFFIRMATION

I, Katherine Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northwest Investment Advisors Inc., as of 12/31/2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

BENGIE MAR S DIAMOS NOTARY PUBLIC FORSYTH COUNTY, GEORGIA MY COMMISSION EXPIRES FEBRUARY 15, 2014

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHWEST INVESTMENT ADVISORS, INC.
(A Washington Corporation)
Spokane, Washington

FINANCIAL STATEMENTS
WITH AUDITOR'S REPORT
December 31, 2011 and 2010

SCHOEDEL & SCHOEDEL
CERTIFIED PUBLIC ACCOUNTANTS, PLLC

PATRICK A. TERHAAR, C.P.A.
JAMES R. HARLESS, C.P.A.
DARCY A. SKJOTHAUG, C.P.A.
SCOTT A. OPPERUD, C.P.A.

U.S. BANK BUILDING
422 W. RIVERSIDE, STE. 1420
SPOKANE, WA 99201-0395
PH. 509 • 747•2158 FAX 509 • 458•2723
www.schoedel.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Northwest Investment Advisors, Inc.
9 South Washington, Suite 210
Spokane, Washington 99201

We have audited the accompanying balance sheets of Northwest Investment Advisors, Inc. (NWIA), a Washington Corporation, as of December 31, 2011 and 2010 and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of NWIA's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northwest Investment Advisors, Inc. as of December 31, 2011 and 2010, and the results of its operations, its changes in stockholders' equity, and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Schoedel & Schoedel CPAs PLLC

February 27, 2012

NORTHWEST INVESTMENT ADVISORS, INC.
Spokane, Washington

BALANCE SHEETS
As of December 31, 2011 and 2010

ASSETS

	2011	2010
CURRENT ASSETS:		
Cash	$ 24,407	$ 49,212
Central registration depository account	289	5
Commissions receivable	24,209	29,608
Deposit with clearing agent	15,000	15,000
Total current assets	63,905	93,825
PROPERTY AND EQUIPMENT, net	373	1,167
	$ 64,278	$ 94,992

LIABILITIES AND STOCKHOLDERS' EQUITY

	2011	2010
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$ 19,297	$ 21,553
Total current liabilities	19,297	21,553
STOCKHOLDERS' EQUITY:		
Common stock, no par value	15,583	44,000
Additional paid in capital	-	7,000
Retained earnings (deficit)	29,398	22,439
Total stockholders' equity	44,981	73,439
	$ 64,278	$ 94,992

The accompanying notes are an integral part of these financial statements.

NORTHWEST INVESTMENT ADVISORS, INC.
Spokane, Washington

STATEMENTS OF INCOME
For the years ended December 31, 2011 and 2010

	2011	2010
REVENUES:		
Commissions	$ 301,868	$ 358,117
Insurance agency revenue	29,814	14,808
Advisory fees	20,328	14,871
Interest earned	48	-
Total revenues	352,058	387,796
EXPENSES:		
Advertising	3,926	1,510
Clearing charges	14,207	10,463
Commissions	58,945	106,014
Continuing education	69	20
Consulting fees	11,263	7,440
Depreciation	794	1,201
Insurance	1,127	554
Interest	26	67
Legal and accounting fees	8,616	5,550
Licenses, fees, dues and subscriptions	7,866	7,789
Office and administration	5,566	6,546
Rent and parking, net	18,748	16,492
Repairs and maintenance	936	753
Salaries and wages	146,691	154,406
Software and computers	27,878	14,099
Taxes	20,643	4,998
Telecommunications	7,337	6,062
Travel	450	-
Utilities	2,928	2,324
Total expenses	338,016	346,288
NET INCOME	$ 14,042	$ 41,508

The accompanying notes are an integral part of these financial statements.

NORTHWEST INVESTMENT ADVISORS, INC.
Spokane, Washington

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the years ended December 31, 2011 and 2010

	Common Stock		Additional Paid in Capital	Retained (Deficit) Earnings	Total Stockholders' Equity
	Shares	Amount			
Balance as of December 31, 2009	66,667	$ 44,000	$ 7,000	$ (19,069)	$ 31,931
Net income	-	-	-	41,508	41,508
Balance as of December 31, 2010	66,667	44,000	7,000	22,439	73,439
Redemption of stock	(33,334)	(28,417)	(7,000)	10,417	(25,000)
Dividends Paid	-	-	-	(17,500)	(17,500)
Net income	-	-	-	14,042	14,042
Balance as of December 31, 2011	33,333	$ 15,583	$ -	$ 29,398	$ 44,981

The accompanying notes are an integral part of these financial statements.

NORTHWEST INVESTMENT ADVISORS, INC.
Spokane, Washington

STATEMENTS OF CASH FLOWS
For the years ended December 31, 2011 and 2010

	2011	2010
CASH FLOWS PROVIDED (USED) BY OPERATIONS:		
Net income	$ 14,042	$ 41,508
Adjustments needed to reconcile net income to net cash flows used by operating activities:		
Depreciation	794	1,201
Increase in central registration depository account	(284)	-
Decrease (Increase) in commissions receivable	5,399	(17,021)
Increase (Decrease) in accounts payables and accrued expenses	(2,256)	9,857
Net cash flows provided by operating activities	17,695	35,545
CASH FLOWS USED BY INVESTING ACTIVITIES	-	-
CASH FLOWS USED BY FINANCING ACTIVITIES		
Redemption of common stock	(25,000)	-
Dividends paid	(17,500)	-
Net cash flows used by financing activities	(42,500)	-
NET INCREASE (DECREASE) IN CASH	(24,805)	35,545
CASH BALANCE - Beginning of year	49,212	13,667
CASH BALANCE - Ending of year	$ 24,407	$ 49,212
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Interest paid	$ 26	$ 67

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS:

Northwest Investment Advisors, Inc. (NWIA) was incorporated February 25, 2000, in Spokane, Washington. NWIA is an Introducing Broker in securities, which is a non-clearing, securities broker/dealer (fully disclosed). NWIA accepts customer orders, but elects to clear the orders through another broker. NWIA is registered with the Securities and Exchange Commission (SEC), and licensed by the Financial Industry Regulatory Authority (FINRA). FINRA was created in July 2007 through the consolidation of the National Association of Securities Dealers (NASD) and the member regulation, enforcement and arbitration functions of the New York Stock Exchange.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

This summary of significant accounting policies of NWIA is presented to assist in understanding its financial statements. The financial statements and notes are representations of NWIA's management, who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Basis of Presentation - The financial statements of NWIA are prepared using the accrual basis of accounting with a fiscal year-end of December 31.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the management of NWIA to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Cash Equivalents - For purposes of the statement of cash flows, NWIA considers investments which are not subject to withdrawal restrictions and can be converted to cash on short notice and are used in the operating activities of the company, specifically cash in demand accounts at financial institutions, to be cash equivalents.

Commissions Receivable - Commissions receivable are recorded when purchase and sale orders are issued and are presented in the balance sheet net of an allowance for doubtful collection. In the opinion of management, substantially all receivables are collectible in full. As such, no provision for an allowance for doubtful collection has been recorded in these financial statements.

Property and Equipment - Property and equipment is stated at cost, and is depreciated by straight-line and accelerated methods over the estimated useful lives of the various assets.

Management estimates the useful lives of the following assets to be:

Office equipment and furnishings	5 - 7 years
Software	3 - 5 years

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Advertising - Advertising costs are expensed as incurred.

Compensated Absences - Employees of NWIA are entitled to paid vacation and paid sick days, based on various factors. It is impracticable to estimate the amount of compensation for future absences and, accordingly, no liability has been recorded in the accompanying financial statements. NWIA's policy is to recognize the costs of compensated absences when actually paid.

Federal Income Taxes - NWIA, with the consent of its shareholders, elected to be taxed under provisions of Subchapter S of the Internal Revenue Code. Under those provisions, NWIA does not pay federal corporate income taxes on its taxable income. Instead, corporate taxable income is taxed directly to its shareholder. As such, no provisions for income taxes have been recorded in these financial statements.

NOTE 3 - CENTRAL REGISTRATION DEPOSITORY ACCOUNT:

NWIA maintains a central registration depository (CRD) account which is used to settle fees charged to NWIA by FINRA. NWIA is required to maintain a positive balance in this account.

NOTE 4 - DEPOSIT WITH CLEARING AGENT:

NWIA maintains a deposit account with Sterne Agee Leach, Inc. The account is used to guarantee funds available for trading activity and requires a minimum deposit balance of $15,000.

NOTE 5 - PROPERTY AND EQUIPMENT:

As of December 31, 2011 and 2010, property and equipment is summarized as follows:

	2011	2010
Office equipment and furniture	$ 23,378	$ 23,378
Software	8,302	8,302
	31,680	31,680
Less: Accumulated depreciation	(31,307)	(30,513)
	$ 373	$ 1,167

For the years ended December 31, 2011 and 2010, depreciation expense totaled $794 and $1,201, respectively.

NOTE 6 - COMMON STOCK:

During the year ended December 31, 2011, the corporation entered into a stock redemption agreement with the estate of Mr. Kevin King (the Estate). NWIA redeemed all common stock owned by the Estate (33,334 shares).

As of December 31, 2011 and 2010, there were 100,000 shares authorized and 33,333 and 66,667 issued and/or outstanding, respectively.

NOTE 7 - LEASES:

NWIA leases office space through November 30, 2012 under a non-cancelable lease agreement. The terms of the lease are personally guaranteed by one of the stockholders. The monthly rental rate is adjusted annually based on the Consumer Price Index. For the years ended December 31, 2011 and 2010, rental payments totaled $22,063 and $21,728 respectively. Future minimum rental payments under the lease agreement for the year ended December 31, 2012 are $19,917.

In February 2008, NWIA entered into a sublease agreement of office space on a month-to-month basis. The sublease agreement is accounted for as a reduction of rental expense. For the years ended December 31, 2011 and 2010, sublease proceeds totaled $3,315 and $5,236, respectively.

NWIA leases a copier under a lease agreement expiring on September 30, 2013. Under the terms of the lease agreement, NWIA is required to make payments of $145 plus sales tax. For the years ended December 31, 2011 and 2010, rental charges totaled $2,136 and $1,926, respectively.

Future minimum rental payments are as follows under the lease agreement for the years ended December 31:

2012	$	1,851
2013	$	1,515

NOTE 8 - SUBSCRIPTION AGREEMENT:

During the year ended December 31, 2011, NWIA entered into a subscription agreement for the use of software through June 1, 2014. Under the terms of the subscription agreement, NWIA is required to make quarterly payments of $1,519. For the year ended December 31, 2011, subscription charges totaled $4,556.

Future minimum subscription payments under the agreement are as follows for the years ended December 31:

2012	$	6,075
2013	$	6,075
2014	$	2,532

NOTE 9 - NET CAPITAL REQUIREMENTS:

NWIA is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the company must maintain a minimum net capital, as defined by statute, of $5,000 and cannot have a percentage of aggregate indebtedness to net capital, as defined by statute, in excess of 1500 % (15 to 1). The rule further provides that equity capital may not be withdrawn or cash dividends paid if the resulting percentage of aggregate indebtedness to net capital would exceed 1000% (10 to 1). As of December 31, 2011 and 2010, NWIA had net capital of $43,712 and $57,267 respectively and aggregate indebtedness of $19,297 and $21,553, respectively, resulting in a percentage of aggregate indebtedness to net capital of 44.15% as of December 31, 2011 and 37.64% as of December 31, 2010

NOTE 10 - SUBSEQUENT EVENTS:

There are no events between December 31, 2011 and February 27, 2012 (the date the financial statements were available to be issued) that if disclosed would influence the readers' opinion concerning these financial statements.

NOTE 11 - FINANCIAL STATEMENT PRESENTATION:

Certain balances in the 2010 financial statements have been reclassified to conform to the 2011 presentation. These reclassifications had no effect on the net income or retained earnings as of and for the year ended December 31, 2010.

SCHOEDEL & SCHOEDEL
CERTIFIED PUBLIC ACCOUNTANTS, PLLC

PATRICK A. TERHAAR, C.P.A.
JAMES R. HARLESS, C.P.A.
DARCY A. SKJOTHAUG, C.P.A.
SCOTT A. OPPERUD, C.P.A.

U.S. BANK BUILDING
422 W. RIVERSIDE, STE. 1420
SPOKANE, WA 99201-0395
PH. 509 • 747•2158 FAX 509 • 458•2723
www.schoedel.com

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Northwest Investment Advisors, Inc.
Spokane, Washington

We have audited the accompanying financial statements of Northwest Investment Advisors, Inc. as of and for the year ended December 31, 2011 and have issued our report thereon dated February 27, 2012. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contain in Schedules I, II, III and IV required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Schoedel & Schoedel CPAs PLLC

February 27, 2012
Spokane, Washington

NORTHWEST INVESTMENT ADVISORS, INC.
Spokane, Washington

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2011

Net Capital		
Total stockholder's equity		$ 44,981
Deductions and/or charges:		
Non allowable assets:		
CRD account	$ 289	
Furniture, equipment, net	373	
Total non allowable assets		662
Net Capital before haircuts on securities positions		44,319
Haircuts on securities:		
Other securities		607
Net Capital		$ 43,712
Aggregate indebtedness		
Items included in balance sheet:		
Accounts payable and accrued expenses	19,297	
Total aggregate indebtedness		$ 19,297
Computation of basic net capital requirement		
Minimum net capital required		$ 1,286
Minimum net capital required to distribute equity		$ 1,930
Minimum dollar net capital required of reporting broker		$ 5,000
Net capital in excess of minimum dollar net capital required of reporting broker		$ 38,712
Net capital in excess of net capital required		$ 42,426
Net capital in excess of net capital required to distribute equity		$ 41,782
Percentage: Aggregate indebtedness to net capital		44.15%
Reconciliation with company's computation (included in Part II of Form X-17 A-5 as of December 31, 2011)		
Net capital, as reported in Part II (unaudited) Focus Report		$ 58,272
Subsequent Adjustments		(14,560)
Net capital per above		$ 43,712

NORTHWEST INVESTMENT ADVIORS, INC.
Spokane, Washington

Schedule II

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission As of December 31, 2011

Northwest Investment Advisors, Inc. is an introducing broker only, and claims exemption from Rule 15c3-3 under Section (k)(2)(ii): All customer transactions are cleared through another broker on a fully disclosed basis. This computation is not applicable.

Schedule III

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission As of December 31, 2011

Northwest Investment Advisors, Inc. is an introducing broker only, and claims exemption from Rule 15c3-3 under Section (k)(2)(ii): All customer transactions are cleared through another broker on a fully disclosed basis. This computation is not applicable.

Schedule IV

Schedule of Segregation Requirements and Funds In Segregation for Customers' Regulated Commodity Futures and Options Accounts As of December 31, 2011

Northwest Investment Advisors, Inc. is an introducing broker only, and claims exemption from Rule 15c3-3 under Section (k)(2)(ii): All customer transactions are cleared through another broker on a fully disclosed basis. This computation is not applicable.

SCHOEDEL & SCHOEDEL
CERTIFIED PUBLIC ACCOUNTANTS PLLC

PATRICK A. TERHAAR, C.P.A.
JAMES R. HARLESS, C.P.A.
DARCY A. SKJOTHAUG, C.P.A.
SCOTT A. OPPERUD, C.P.A.

U.S. BANK BUILDING
422 W. RIVERSIDE, STE. 1420
SPOKANE, WA 99201-0395
PH. 509 • 747-2158 FAX 509 • 458-2723
www.schoedel.com

INDEPENDENT AUDITOR'S REPORT ON THE INTERNAL CONTROL STRUCTURE

Board of Directors
Northwest Investment Advisors, Inc.
Spokane, Washington

In planning and performing our audit of the financial statements of Northwest Investment Advisors, Inc. (NWIA), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of NWIA's internal control. Accordingly, we do not express an opinion on the effectiveness of NWIA's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by NWIA, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of Rule 15c3-3). Because NWIA does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by NWIA in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of NWIA is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which NWIA has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a significant deficiency, or combination of significant deviancies, in internal control, such that results there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that NWIA's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and the use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Schoedel & Schoedel CPAs PLLC

SCHOEDEL & SCHOEDEL
Certified Public Accountants, PLLC
February 27, 2012